                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                             3TEC ENERGY CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.02 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    88575R308
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 2, 2003
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88575R308                 SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

        ENCAP ENERGY CAPITAL FUND III, L.P.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                (a) [ ]
                                                                       (b) [ ]

(3)  SEC Use Only


(4)  Source of Funds (See Instructions)                        OO (SEE ITEM 3)


(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                        [ ]


(6)  Citizenship or Place of Organization    ENCAP ENERGY CAPITAL FUND III, L.P.
                                             ("ENCAP III") IS A LIMITED
                                             PARTNERSHIP ORGANIZED UNDER THE
                                             LAWS OF THE STATE OF TEXAS


Number of       (7)  Sole Voting Power                             2,021,322(1)
Shares Bene-    ---------------------------------------------------------------
ficially
Owned by        (8)  Shared Voting Power                                   0
Each            ---------------------------------------------------------------
Reporting
Person With     (9)  Sole Dispositive Power                        2,021,322(1)
                ---------------------------------------------------------------

                (10) Shared Dispositive Power                              0
                ---------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     2,021,322

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                     [ ]

(13) Percent of Class Represented by Amount in Row (11)                11.5%(2)

(14) Type of Reporting Person (See Instructions)                            PN

--------------------------------------------------------------------------------

     (1) As exercised through its sole general partner, EnCap Investments L.L.C.

     (2) Based on 16,780,776 shares of Common Stock issued and outstanding on February 2, 2003, as disclosed to the reporting persons by the Issuer.

CUSIP NO. 88575R308                 SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

              ENCAP ENERGY ACQUISITION III-B, INC.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                 (a) [ ]
                                                                        (b) [ ]

(3)  SEC Use Only


(4)  Source of Funds (See Instructions)                         OO (SEE ITEM 3)


(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [ ]


(6)  Citizenship or Place of Organization       ENCAP ENERGY ACQUISITION III-B,
                                                INC. ("ENCAP ACQUISITION III-B")
                                                IS A CORPORATION ORGANIZED UNDER
                                                THE LAWS OF THE STATE OF TEXAS

Number of       (7)  Sole Voting Power                             1,445,537(1)
Shares Bene-    ---------------------------------------------------------------
ficially
Owned by        (8)  Shared Voting Power                                   0
Each            ---------------------------------------------------------------
Reporting
Person With     (9)  Sole Dispositive Power                        1,445,537(1)
                ---------------------------------------------------------------

                (10) Shared Dispositive Power                              0
                ---------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person    1,445,537

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                      [ ]

(13) Percent of Class Represented by Amount in Row (11)                8.37%(2)

(14) Type of Reporting Person (See Instructions)                            CO


--------------------------------------------------------------------------------

     1 As exercised through its controlling person, EnCap Energy Capital Fund III-B, L.P.

     2 Based on 16,780,776 shares of Common Stock issued and outstanding on February 2, 2003, as disclosed to the reporting persons by the Issuer.

CUSIP NO. 88575R308              SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

        ENCAP ENERGY CAPITAL FUND III-B, L.P.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                 (a) [ ]
                                                                        (b) [ ]

(3)  SEC Use Only


(4)  Source of Funds (See Instructions)                         OO (SEE ITEM 3)


(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                        [ ]


(6)  Citizenship or Place of Organization       ENCAP ENERGY CAPITAL FUND
                                                III-B, L.P. ("ENCAP III-B") IS
                                                A LIMITED PARTNERSHIP ORGANIZED
                                                UNDER THE LAWS OF THE STATE
                                                OF TEXAS

Number of       (7)  Sole Voting Power                                     0
Shares Bene-    ---------------------------------------------------------------
ficially
Owned by        (8)  Shared Voting Power                           1,445,537(1)
Each            ---------------------------------------------------------------
Reporting
Person With     (9)  Sole Dispositive Power                                0
                ---------------------------------------------------------------

                (10) Shared Dispositive Power                      1,445,537(1)
                ---------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person    1,445,537


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]


(13) Percent of Class Represented by Amount in Row (11)                8.37%(2)

(14) Type of Reporting Person (See Instructions)                            PN


--------------------------------------------------------------------------------

     (1) EnCap III-B may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by EnCap Acquisition III-B, as exercised through EnCap III-B's sole general partner, EnCap Investments L.L.C. See Items 2 and 5.

     (2) Based on 16,780,776 shares of Common Stock issued and outstanding on February 2, 2003, as disclosed to the reporting persons by the Issuer.

CUSIP NO. 88575R308              SCHEDULE 13D/A


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           ENCAP INVESTMENTS L.L.C.


(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                (a) [ ]
                                                                       (b) [ ]

(3)  SEC Use Only


(4)  Source of Funds (See Instructions)                         OO (SEE ITEM 3)


(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                        [ ]


(6)  Citizenship or Place of Organization       ENCAP INVESTMENTS L.L.C.
                                                ("ENCAP INVESTMENTS") IS A
                                                LIMITED LIABILITY COMPANY
                                                ORGANIZED UNDER THE LAWS OF
                                                THE STATE OF DELAWARE


Number of       (7)  Sole Voting Power                                     0
Shares Bene-    ---------------------------------------------------------------
ficially
Owned by        (8)  Shared Voting Power                           4,609,452(1)
Each            ---------------------------------------------------------------
Reporting
Person With     (9)  Sole Dispositive Power                                0
                ---------------------------------------------------------------

                (10) Shared Dispositive Power                      4,609,452(1)
                ---------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 4,609,452(2)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]


(13) Percent of Class Represented by Amount in Row (11)                  25%(3)


(14) Type of Reporting Person (See Instructions)                            OO

--------------------------------------------------------------------------------

     (1) EnCap Investments may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by the EnCap Entities (as defined in Item 2). See Items 2 and 5.

     (2) EnCap Investments disclaims any beneficial ownership of the shares owned by the EnCap Entities.

     (3) Based on 16,780,776 shares of Common Stock issued and outstanding on February 2, 2003, as disclosed to the reporting persons by the Issuer.

ITEM 1. SECURITY AND ISSUER.

     No modification.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (c)

     No modification

     (d)-(f) Items 2 (d)-(f) are amended in their entirety as follows:

     See Schedule I.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No modification

ITEM 4. PURPOSE OF TRANSACTION.

     The following is added to Item 4:

     The reporting persons entered into the Voting Agreement described in Item 6 below in order to facilitate the merger of the Issuer with and into Plains Exploration & Production Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended and restated in its entirety as follows:

     (a) The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by each of the reporting persons and the EnCap Entities. All percentages are based on 16,780,776 shares of Common Stock issued and outstanding on February 2, 2003.

                                                      COMMON STOCK             DERIVATIVE SECURITIES                  TOTAL
                                                -----------------------       -------------------------         -------------------
          NAME                                    SOLE         SHARED           SOLE           SHARED            NUMBER       %(1)
          ----                                  ---------     ---------       ---------       ---------         ---------     -----
EnCap Investments L.L.C.                               --     2,980,635            --         1,628,817         4,609,452     25.0%
                                                                                                     (2)
EnCap Energy Capital Fund III, L.P.             1,266,144            --       755,178(2)             --         2,021,322     11.5%
                                                ---------                     ---------                         ---------     ----

EnCap Energy Acquisition III-B, Inc.              957,587            --       487,950(3)             --         1,445,537      8.4%

EnCap Energy Capital Fund III-B, L.P.                  --       957,587            --           487,950(3)      1,445,537      8.4%

ECIC Corporation                                  447,095            --       227,822(3)             --           674,917      4.0%

BOCP Energy Partners, L.P.                        309,809            --       157,867(3)             --           467,676      2.8%

----------

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

(2) Represents warrants to purchase Common Stock which are exercisable within 60 days of this filing, options to purchase Common Stock which are exercisable within 60 days of this filing, and shares of Common Stock issuable upon conversion of the Issuer's Series D Convertible Preferred Stock.

(3) Represents warrants to purchase Common Stock which are exercisable within 60 days of this filing, and shares of Common Stock issuable upon conversion of the Issuer's Series D Convertible Preferred Stock.

     (b) EnCap Investments. EnCap Investments may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 4,609,452 shares of Common Stock collectively owned by the EnCap Entities (by virtue of being the general partner or controlling person of each such entity). EnCap Investments disclaims beneficial ownership of the shares of Common Stock owned by the EnCap Entities.

     EnCap III. EnCap III has the sole power to vote and dispose or direct the disposition of 2,021,322 shares of Common Stock through its general partner, EnCap Investments.

     EnCap Acquisition III-B. EnCap Acquisition III-B has the sole power to vote and dispose or direct the disposition of 1,445,537 shares of Common Stock through its controlling person, EnCap III-B.

     EnCap III-B. EnCap III-B may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 1,445,537 shares of Common Stock collectively owned by EnCap Acquisition III-B (by virtue of being the controlling person of EnCap Acquisition III-B), through EnCap III-B's general partner, EnCap Investments.

     El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the shares of Common Stock deemed to be owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned by the EnCap Entities.

     Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or managing director of EnCap Investments or other person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

     (c) Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting persons, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

     (d) Except as otherwise described herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

     (e) It is inapplicable for the purpose herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     The following is added to Item 6:

VOTING AGREEMENT:

         Each of the EnCap Entities entered into a Voting Agreement (the "Voting Agreement") dated effective February 2, 2003, by and among the Issuer, Plains Exploration & Production Company, a Delaware corporation ("Plains"), and certain other stockholders of the Issuer. Pursuant to the Voting Agreement, each of the EnCap Entities has agreed (severally and not jointly with the other parties thereto) that at any meeting of the stockholders of the Issuer or any adjournment thereof or in any other circumstances upon which a vote, consent or approval (including by written consent) is sought, that it shall, including by executing a written consent solicitation if requested by Plains, vote (or cause to be voted) the Subject Shares (as defined in the Voting Agreement) (a) in favor of the Merger (as defined in the Voting Agreement), the adoption by the Issuer of the Merger Agreement (as defined in the Voting Agreement), and the approval of the terms thereof and each of the other Transactions (as defined in the Voting Agreement), and (b) against any transaction, agreement, matter, or 3TEC Acquisition Proposal (as defined in the Voting Agreement) that would impede, interfere with, delay, postpone, or attempt to discourage the Merger or the Merger Agreement.

         Irrevocable Proxy. Each of the EnCap Entities has irrevocably granted to, and appointed Plains as, such person's proxy to vote all of its Subject Shares at any meeting of the stockholders of the Issuer (including any adjournments and postponements thereof) on the matters described above, and to execute and deliver any written consents to fulfill such person's obligations under the Voting Agreement.

         Other Covenants. In addition to the above agreements, each of the EnCap Entities has agreed to certain restrictions upon their ability to (i) transfer (including by gift) the Covered Securities (as defined in the Voting Agreement) or any interest therein, (ii) enter into any contract, option or other agreement with respect to any transfer of any or all of the Covered Securities or interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Covered Securities, or (iv) deposit any the Covered Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Covered Securities, provided that any of the EnCap Entities may transfer any of the Covered Securities to any of its affiliates or any person who is or becomes a party to the Voting Agreement. Further, each of the EnCap Entities agreed to waive any rights of appraisal, or rights to dissent from the Merger that such EnCap Entity may have, and to refrain from taking any action prohibited by Section 7.2 of the Merger Agreement. In addition, each of the EnCap Entities agreed not to exercise any of the Other Securities (as defined in the Voting Agreement) other than as contemplated by the Merger Agreement or convert any shares of the Issuer's Series D Preferred Stock into Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following is added to Item 7:

Exhibit 10.11 -     Voting Agreement dated February 2, 2003 among Plains
                    Exploration & Production Company, 3TEC Energy Corporation,
                    EnCap Energy Capital Fund III, L.P., EnCap Energy
                    Acquisition III-B, Inc., BOCP Energy Partners, L.P., ECIC
                    Corporation, Floyd C. Wilson, Stephen W. Herod, and R.A.
                    Walker.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003               ENCAP INVESTMENTS L.L.C.

                                            By:    /S/ D. MARTIN PHILLIPS
                                                   ----------------------------
                                                   D. Martin Phillips
                                                   Manager


Date: February 12, 2003               ENCAP ENERGY CAPITAL FUND III, L.P.

                                            By: EnCap Investments L.L.C.,
                                                its general partner


                                            By:    /S/  D. MARTIN PHILLIPS
                                                   ----------------------------
                                                   D. Martin Phillips
                                                   Managing Director


Date: February 12, 2003               ENCAP ENERGY ACQUISITION III-B, INC.


                                            By:    /S/  D. MARTIN PHILLIPS
                                                   ----------------------------
                                                   D. Martin Phillips
                                                   Vice President

Date: February 12, 2003               ENCAP ENERGY CAPITAL FUND III-B, L.P.

                                            By: EnCap Investments L.L.C.,
                                                its general partner


                                            By:    /S/  D. MARTIN PHILLIPS
                                                   ----------------------------
                                                   D. Martin Phillips
                                                   Managing Director

                                    EXHIBIT 1

                                    AGREEMENT

     The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13D/A, to which this Agreement is filed as an exhibit, are filed on behalf of each of them.

Date: February 12, 2003                ENCAP INVESTMENTS L.L.C.

                                            By: /S/ D. MARTIN PHILLIPS
                                                -------------------------------
                                                D. Martin Phillips
                                                Manager


Date: February 12, 2003             ENCAP ENERGY CAPITAL FUND III, L.P.

                                            By: EnCap Investments L.L.C.,
                                                its general partner


                                            By: /S/  D. MARTIN PHILLIPS
                                                -------------------------------
                                                D. Martin Phillips
                                                Managing Director


Date: February 12, 2003                ENCAP ENERGY ACQUISITION III-B, INC.


                                            By: /S/  D. MARTIN PHILLIPS
                                                -------------------------------
                                                D. Martin Phillips
                                                Vice President

Date: February 12, 2003                ENCAP ENERGY CAPITAL FUND III-B, L.P.

                                            By: EnCap Investments L.L.C.,
                                                its general partner


                                            By: /S/  D. MARTIN PHILLIPS
                                                -------------------------------
                                                D. Martin Phillips
                                                Managing Director

SCHEDULE I

                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the executive officers and directors of EnCap Energy Acquisition III-B, Inc., (ii) the managing directors of EnCap Investments, (iii) the directors and executive officers of El Paso Merchant Energy, and (iv) the directors and executive officers of El Paso Corporation are set forth below:

                                                                                                Name, Principal Business Address of
        Name and                            Capacity in                 Principal                 Organization in which Principal
     Business Address                       Which Serves                Occupation                   Occupation is Conducted
     ----------------                       ------------                ----------              -----------------------------------
(i) EnCap Energy Acquisition
III-B, Inc.


David B. Miller                           Director and Vice      Managing Director of EnCap           EnCap Investments L.L.C.
3811 Turtle Creek Blvd.                       President                 Investments                    3811 Turtle Creek Blvd.
Dallas, Texas 75219                                                                                      Dallas, Texas 75219

D. Martin Phillips                          Director, Vice       Managing Director of EnCap           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150                  President, and              Investments                  1100 Louisiana, Suite 3150
Houston, Texas  77002                         Secretary                                                 Houston, Texas 77002

Robert L. Zorich                             Director and        Managing Director of EnCap           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150                    President                 Investments                  1100 Louisiana, Suite 3150
Houston, Texas  77002                                                                                   Houston, Texas 77002

Gary R. Petersen                            Director, Vice       Managing Director of EnCap           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150                  President, and              Investments                  1100 Louisiana, Suite 3150
Houston, Texas  77002                         Treasurer                                                 Houston, Texas 77002


                                                                                                Name, Principal Business Address of
        Name and                            Capacity in                 Principal                 Organization in which Principal
     Business Address                       Which Serves                Occupation                   Occupation is Conducted
     ----------------                       ------------                ----------              -----------------------------------
(ii) EnCap Investments L.L.C.

David B. Miller                        Managing Director of      Managing Director of EnCap           EnCap Investments L.L.C.
3811 Turtle Creek Blvd.                  EnCap Investments              Investments                    3811 Turtle Creek Blvd.
Dallas, Texas 75219                                                                                      Dallas, Texas 75219

D. Martin Phillips                     Managing Director of      Managing Director of EnCap           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150               EnCap Investments              Investments                  1100 Louisiana, Suite 3150
Houston, Texas  77002                                                                                   Houston, Texas 77002

Robert L. Zorich                       Managing Director of      Managing Director of EnCap           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150               EnCap Investments              Investments                  1100 Louisiana, Suite 3150
Houston, Texas  77002                                                                                   Houston, Texas 77002

                                                                                                Name, Principal Business Address of
        Name and                            Capacity in                 Principal                 Organization in which Principal
     Business Address                       Which Serves                Occupation                   Occupation is Conducted
     ----------------                       ------------                ----------              -----------------------------------
Gary R. Petersen                       Managing Director of      Managing Director of EnCap           EnCap Investments L.L.C.
1100 Louisiana, Suite 3150               EnCap Investments              Investments                  1100 Louisiana, Suite 3150
Houston, Texas  77002                                                                                   Houston, Texas 77002


                                                                                                Name, Principal Business Address of
        Name and                            Capacity in                 Principal                 Organization in which Principal
     Business Address                       Which Serves                Occupation                   Occupation is Conducted
     ----------------                       ------------                ----------              -----------------------------------
(iii) El Paso Merchant Energy North
America Company

Robert W. Baker                       President and Director         President, El Paso                El Paso Merchant Energy
1001 Louisiana Street                                                 Merchant Energy                   North America Company
Houston, Texas  77002                                                                                   1001 Louisiana Street
                                                                                                        Houston, Texas 77002

John L. Harrison                      Senior Vice President,    Senior Vice President, Chief           El Paso Merchant Energy
1001 Louisiana Street                     Chief Financial          Financial Officer, and               North America Company
Houston, Texas  77002                 Officer, and Treasurer     Treasurer El Paso Merchant             1001 Louisiana Street
                                                                           Energy                       Houston, Texas 77002

H. Brent Austin                              Director          President and Chief Operating             El Paso Corporation
1001 Louisiana Street                                           Officer, El Paso Corporation            1001 Louisiana Street
Houston, Texas  77002                                                                                   Houston, Texas 77002



                                                                                                Name, Principal Business Address of
        Name and                            Capacity in                 Principal                 Organization in which Principal
     Business Address                       Which Serves                Occupation                   Occupation is Conducted
     ----------------                       ------------                ----------              -----------------------------------
(iv) El Paso Corporation

William A. Wise                       Chairman of the Board,     Director, Chairman of the                El Paso Corporation
1001 Louisiana Street                     Chief Executive                  Board,                        1001 Louisiana Street
Houston, Texas  77002                  Officer, and Director        and Chief Executive                  Houston, Texas  77002
                                                               Officer of El Paso Corporation

H. Brent Austin                         President and Chief    President and Chief Operating             El Paso Corporation
1001 Louisiana Street                    Operating Officer               Officer of                     1001 Louisiana Street
Houston, Texas  77002                                               El Paso Corporation                 Houston, Texas 77002

Robert W. Baker                           Executive Vice        Executive Vice President of              El Paso Corporation
1001 Louisiana Street                        President              El Paso Corporation                 1001 Louisiana Street
Houston, Texas  77002                                                                                   Houston, Texas 77002

                                                                                                Name, Principal Business Address of
        Name and                            Capacity in                 Principal                 Organization in which Principal
     Business Address                       Which Serves                Occupation                   Occupation is Conducted
     ----------------                       ------------                ----------              -----------------------------------
Greg G. Jenkins                           Executive Vice        Executive Vice President of              El Paso Corporation
1001 Louisiana Street                        President              El Paso Corporation                 1001 Louisiana Street
Houston, Texas  77002                                                                                   Houston, Texas 77002

D. Dwight Scott                           Executive Vice        Executive Vice President and             El Paso Corporation
1001 Louisiana Street                   President and Chief    Chief Financial Officer of El            1001 Louisiana Street
Houston, Texas  77002                    Financial Officer            Paso Corporation                  Houston, Texas 77002

David E. Zerhusen                         Executive Vice        Executive Vice President of              El Paso Corporation
1001 Louisiana Street                        President              El Paso Corporation                 1001 Louisiana Street
Houston, Texas  77002                                                                                   Houston, Texas 77002

John W. Somerhalder II                  President, Pipeline     President, Pipeline Group of             El Paso Corporation
1001 Louisiana Street                          Group                El Paso Corporation                 1001 Louisiana Street
Houston, Texas  77002                                                                                   Houston, Texas 77002

Peggy A. Heeg                             Executive Vice        Executive Vice President and             El Paso Corporation
1001 Louisiana Street                        President           General Counsel of El Paso             1001 Louisiana Street
Houston, Texas  77002                           and                     Corporation                     Houston, Texas 77002
                                          General Counsel

Jeffrey I. Beason                      Senior Vice President     Senior Vice President and               El Paso Corporation
1001 Louisiana Street                           and                Controller of El Paso                1001 Louisiana Street
Houston, Texas  77002                       Controller                  Corporation                     Houston, Texas 77002

Byron Allumbaugh                             Director                 Retired Chairman                   33 Ridgeline Drive
33 Ridgeline Drive                                                 Ralphs Grocery Company              Newport Beach, CA 92660
Newport Beach, CA 92660

John M. Bissell                              Director             Chairman of the Board of                  Bissell Inc.
2345 Walker Ave. N.W.                                                   Bissell Inc.                  2345 Walker Avenue, N.W.
Grand Rapids, MI 49501                                                                                 Grand Rapids, MI 49501

Juan Carlos Braniff                          Director                  Vice Chairman                      Universidad 1200
Universidad 1200                                                 Grupo Financiero Bancomer                    Col. XOCO
Col. XOCO                                                                                              Mexico, D.F.C.P. 03399
Mexico, D.F.C.P. 03339

James F. Gibbons                             Director              Professor at Stanford                 Stanford University
Stafford University                                                      University                     Paul G. Allen Center
Paul G. Allen Center for                                           School of Engineering               for Integrated Systems
Integrated Systems                                                                                   Room 201 ( Mail Stop 4075)
Room 201 (M.S. 4075)                                                                                     Stanford, CA 94305
Stanford, CA  94305

Robert W. Goldman                            Director               Business Consultant                   13 Dupont Circle
13 Dupont Circle                                                                                       Sugar Land, Texas 77479
Sugar Land, Texas 77479

                                                                                                Name, Principal Business Address of
        Name and                            Capacity in                 Principal                 Organization in which Principal
     Business Address                       Which Serves                Occupation                   Occupation is Conducted
     ----------------                       ------------                ----------              -----------------------------------
Anthony W. Hall, Jr.                         Director                  City Attorney                       City of Houston
900 Bagby, 4th Floor                                               City of Houston, Texas               900 Bagby, 4th Floor
Houston, Texas  77002                                                                                   Houston, Texas 77002

Ronald L. Kuhen, Jr                          Director               Business Consultant                  El Paso Corporation
1001 Louisiana Street                                                                                   1001 Louisiana Street
Houston, Texas  77002                                                                                   Houston, Texas 77002

J. Carleton MacNeil Jr.                      Director              Securities Consultant                 3421 Spanish Trail
3421 Spanish Trail                                                                                            Apt. 227D
Apt. 227D                                                                                               Delray, Florida 33483
Delray, Florida 33483

Thomas R. McDade                             Director             Senior Partner, McDade,          McDade, Fogler, Maines, L.L.P.
Two Houston Center                                                        Fogler,                        Two Houston Center
909 Fannin, Suite 1200                                                 Maines, L.L.P.                  909 Fannin, Suite 1200
Houston, TX  77010                                                                                      Houston, Texas 77010

Malcolm Wallop                               Director               Frontiers of Freedom           Frontiers of Freedom Foundation
Frontiers of Freedom Foundation                                          Foundation                12011 Lee Jackson Memorial Hwy.
12011 Lee Jackson Memorial Hwy.                                                                           Fairfax, VA 22033
Fairfax, VA  22033

Joe B. Wyatt                                 Director               Chancellor Emeritus                 Vanderbilt University
2525 West End Ave.,                                                Vanderbilt University                 2525 West End Ave.,
Suite 1410                                                                                                   Suite 1410
Nashville, TN  37203                                                                                     Nashville, TN 37203


(d) Neither EnCap III, EnCap Acquisition III-B, EnCap III-B, EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither EnCap III, EnCap Acquisition III-B, EnCap III-B,, EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of the reporting persons, each of the individuals identified in this Schedule I is a citizen of the United States of America, with the exception of Juan Carlos Braniff, who is a citizen of Mexico.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
 10.11         Voting Agreement dated February 2, 2003 among Plains Exploration
               & Production Company, 3TEC Energy Corporation, EnCap Energy
               Capital Fund III, L.P., EnCap Energy Acquisition III-B, Inc.,
               BOCP Energy Partners, L.P., ECIC Corporation, Floyd C. Wilson,
               Stephen W. Herod, and R.A. Walker.